Filed pursuant to Rule 424(b)(7)

SEC File No. 333-142816

PROSPECTUS SUPPLEMENT NO. 7

(To Prospectus dated May 10, 2007)

383,236 Shares

Extra Space Storage Inc.

Common Stock

Issuable upon Exchange of Extra Space Storage LP 3.625% Exchangeable Senior Notes due 2027

This prospectus supplement No. 7 supplements and amends the prospectus dated May 10, 2007, as amended, relating to the resale from time to time by certain selling stockholders of shares of our common stock that may be issued upon the exchange or redemption of Extra Space Storage LP’s 3.625% Exchangeable Senior Notes due 2027.

You should read this prospectus supplement No. 7 in conjunction with the prospectus. This prospectus supplement No. 7 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement No. 7 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement No. 7 supersedes information contained in the prospectus.

Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus and any accompanying prospectus supplement any or all of the shares of our common stock which we may issue upon the exchange or redemption of the notes.

The following table sets forth information, as of October 31, 2008, with respect to the selling stockholders and the number of shares of our common stock that would become beneficially owned by each stockholder should we issue our common stock to such selling stockholder that may be offered pursuant to this prospectus upon the exchange or redemption of the notes. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of our common stock which we may issue upon the exchange or redemption of the notes. Because the selling stockholders may offer all or some portion of such shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of our common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

The number of shares of our common stock issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at the maximum exchange rate of 51.0986 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share.  This exchange rate is subject to adjustment in certain events. Accordingly, the number of shares of our common stock issued upon the exchange or redemption of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the common stock that we may issue to them upon the exchange or redemption of the notes.

Based upon information provided by the selling stockholders, none of the selling stockholders identified below nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years.

To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act of 1933, as amended.

	Number of
	Shares	Percentage of		Number of	Percentage of
	Beneficially	Shares		Shares	Shares
	Owned	Beneficially	Number of	Beneficially	Beneficially
	Prior to the	Owned Prior to	Shares Offered	Owned After	Owned After the
Name	Offering	the Offering(1)	Hereby	the Offering(2)	Offering(1)(2)
Canyon Capital Arbitrage Master Fund, Ltd.(3)	134,133	*	134,133	—	*
Canyon Value Realization Fund, L.P.(4)	55,569	*	55,569	—	*
Canyon Value Realization MAC 18 Ltd.(5)	9,580	*	9,580	—	*
LYXOR/Canyon Capital Arbitrage Fund Limited(6)	38,323	*	38,323	—	*
The Canyon Value Realization Fund (Cayman), Ltd.(7)	145,631	*	145,631	—	*
Total	383,236	*	383,236	—	*

*	Less than 1%.

(1)	Based on a total of 85,500,139 shares of our common stock outstanding as of October 27, 2008.

(2)	Assumes the selling stockholder sells all of its shares of our common stock offered pursuant to this prospectus.

(3)

Canyon Capital Advisors LLC is the investment advisor for Canyon Capital Arbitrage Master Fund, Ltd. and has the power to direct investments by Canyon Capital Arbitrage Master Fund, Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner. Canyon Capital Arbitrage Master Fund, Ltd. is an Exempted Company incorporated in the Cayman Islands with limited liability. Canyon Capital Advisors LLC is under common ownership with Canyon Partners Incorporated, a registered broker dealer.

(4)

The general partner of Canyon Value Realization Fund, L.P. is Canpartners Investments III, L.P. and as such has the voting power. (The general partner of Canpartners Investments III, L.P. is Canyon Capital Advisors LLC.) Canyon Capital Advisors LLC is the investment advisor for Canyon Value Realization Fund, L.P. and as such, has the power to direct investments by Canyon Value Realization Fund, L.P. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner. Canyon Value Realization Fund, L.P. is a limited partnership formed in Delaware. Canyon Capital Advisors LLC is under common ownership with Canyon Partners Incorporated, a registered broker dealer.

(5)

Canyon Capital Advisors LLC is the investment advisor for Canyon Value Realization MAC 18 Ltd. and has the power to direct investments by Canyon Value Realization MAC 18 Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner. Canyon Value Realization MAC 18 Ltd. is an Exempted Company incorporated in the Cayman Islands with limited liability. Canyon Capital Advisors LLC is under common ownership with Canyon Partners Incorporated, a registered broker dealer.

(6)

Canyon Capital Advisors LLC is the investment advisor for LYXOR/Canyon Capital Arbitrage Fund Limited and has the power to direct investments by LYXOR/Canyon Capital Arbitrage Fund Limited. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner. LYXOR/Canyon Capital Arbitrage Fund Limited is a multi-class investment company with limited liability incorporated in Jersey. Canyon Capital Advisors LLC is under common ownership with Canyon Partners Incorporated, a registered broker dealer.

(7)

Canyon Capital Advisors LLC is the investment advisor for The Canyon Value Realization Fund (Cayman), Ltd. and has the power to direct investments by The Canyon Value Realization Fund (Cayman), Ltd. The managing partners of Canyon

Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner. The Canyon Value Realization Fund (Cayman), Ltd. is an Exempted Company incorporated in the Cayman Islands with limited liability. Canyon Capital Advisors LLC is under common ownership with Canyon Partners Incorporated, a registered broker dealer.

You should consider the risks that we have described in “Risk Factors” beginning on page 2 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement No. 7. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement No. 7 is October 31, 2008.